SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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English Translation of Report Filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on January 9, 2008

Immediate Notice regarding the Resignation of the Trustee for the Debentures Holders

January 9, 2008

Notice is hereby given that the Company received notification from Ubank Trust Company Limited (the "Trustee") regarding its resignation from its position as trustee for the Holders of the Company's Debentures (Series A).

The reason for the resignation, as provided by the Trustee, is: since the Trustee is a subsidiary of the First International Bank of Israel Ltd., there is possible concern that the Trustee will find itself in a conflict of interest, as such term is defined in the Guidelines of the Israeli Securities Authority, as a result of actions that are not in its control.

The Trustee's resignation will become effective following the receipt of court approval of the resignation (as required by the Israeli Securities Law 5728-1968) and following the appointment of a replacement trustee.

The Trustee also notified the Company that, at the same time, the Trustee has resigned from its position as trustee for the holders of debentures of tens of other companies.

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  January 9, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary